ANNUAL REPORT

                             To La-Z-Boy Shareholders

Fiscal 1994 was an exceptional year for La-Z-Boy. Sales increased at a faster rate than sales for the furniture industry as a whole, and rose 18 percent to $805 million - a new record.

Operating profit, net income, and earnings per share all achieved new records.

In mid-year, the Board of Directors approved a 13 percent increase in the quarterly cash dividend, raising dividends paid to a new high.

At year's end, our ratio of total debt to capital had been reduced to just 17.4 percent.

Operating profit as a percent of sales increased to 7.5 percent from 6.8 percent last year. Our goal for 1995 is to improve again. An allied goal is to have operating profit, interest income and other income reach at least 20 percent of beginning capital. This year we reached 19.4 percent.

We are making strong progress by following a strategic plan that focuses on actions to generate additional value to consumers, to our retailers, and to you
- - - our shareholders.

Contributing factors. Sales increases have met or exceeded our expectations for six consecutive quarters. As the result of good planning, we've had the production capacity to meet rising retail demand.

Modifications to the manufacturing flow at our plants are resulting in increases in productivity.

To strengthen our contract business - furniture for offices, hotels and motels, and healthcare - we consolidated the RoseJohnson Division and the La-Z-Boy Contract Division into a single operating unit called the Contract Furniture Group. This is expected to have a positive effect on operating costs.

The Residential Division's broad spectrum of upholstered furniture generates about 70 percent of total La-Z-Boy sales. Performance this year was outstanding in terms of sales, profits, and customer service. La-Z-Boy Canada, which also produces residential upholstered products, also posted significant sales and profit increases. Residential Division marketing programs reinforce a vital asset: La-Z-Boy is the furniture industry's best-recognized and most-trusted brand name.

The Hammary and Kincaid Divisions also recorded outstanding sales in fiscal 1994, as well as profit improvements. Hammary produces high-quality wall systems and occasional furniture. Kincaid is a best-selling brand of better-quality, solid-wood bedroom, dining room and occasional furniture. Acquired several years ago, both divisions now are prospering. Their success validates our original expectations.

The unique response of La-Z-Boy to America's consumers. What enabled La-Z-Boy to grow and remain profitable during years of recession? How has La-Z-Boy increased its share of a fiercely competitive marketplace? Why will you now find our products in some of America's finest homes? And why do La-Z-Boy proprietary dealers experience above-average dollar sales per square foot?

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The fundamental answer is that La-Z-Boy is redefining the way the residential furniture industry does business. It revolves around our response to the motivations of America's consumers. This is the focal point of our discussion in The Year In Review section of this report.

Noteworthy events. Marvin J. Baumann, Vice President, Product Planning and Development, retired after serving La-Z-Boy for more than 30 years. Examine our product engineering, observe the reliability and safety tests our products must endure, or watch new designs flash to life on our computer screens, and you will be witnessing some of Marv Baumann's many contributions to our Company.

He also trained a fine cadre of younger engineering managers. We have selected one of them, David J. Westerndorf, to succeed Mr. Baumann.

Courtney A. Leckler, Vice President, La-Z-Boy West, also elected to retire this year. His career with La-Z-Boy spanned 47 years, a length of distinguished service second only to that of La-Z-Boy co-founder Edwin J. Shoemaker. Larry A. Woolace, formerly Director of Manufacturing Services, was named General Manager, La-Z-Boy West.

Former DuPont executive Rocco J. Losito joined La-Z-Boy as Corporate Director of Quality Assurance. Mr. Losito is formalizing and strengthening our corporate-wide quality management program. He reports directly to the Executive Committee.

We have adopted a bonus plan covering most plant and non-management salaried employees. It is based on several factors including the Company's profitability, plant productivity, and customer satisfaction.

Employee participation in the Matched Retirement Savings Plan 401(k) was inaugurated January 1, 1990 and has grown to well over 70 percent of eligible employees this year. This plan is in addition to our Company's salaried and hourly employee retirement programs.

Fortune magazine again listed La-Z-Boy as one of America's most-admired corporations. We moved up 21 positions on the "Fortune 500" list of largest industrial fims. In addition, La-Z-Boy was honored with the first ARROS (Annual Retailer Reader Opinion Survey) Award for best overall product in the upholstery category by Furniture Retailer, the magazine published by the National Home Furnishings Association. The award recognizes product innovation, opportunity for dealers to influence product development, and consistent product quality.

We became a "partner" in the Environmental Protection Agency's Green Lights Program for voluntary pollution-prevention and energy conservation. As a Green Lights partner, over the next several years, La-Z-Boy will install special, energy-efficient lighting covering more than half of our square footage.

The year ahead. Assuming continued economic improvement, fiscal 1995 should be another record sales year for La-Z-Boy. If so, it will mark 14 consecutive years of sales growth.

We look forward to increases in sales and earnings. Realistically, however, we should not expect percentage improvements to equal those in fiscal 1994 because this year's percentage gains were well above the norm.

An expanded advertising schedule will see La-Z-Boy return to network television.

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The Residential Division will open additional La-Z-Boy Furniture Galleries stores and upgrade a number of La-Z-Boy Showcase Shoppes to the Furniture Galleries level. The first La-Z-Boy Furniture Galleries store in Canada opens in Calgary, Alberta. The Contract Furniture Group, Hammary, and Kincaid will also open additional galleries of their own.

Capital expenditures are expected to exceed this year's level, and include the costs of replacing one older upholstery plant with a new and larger one, and constructing a new Data Center headquarters in Monroe, Michigan.

With the support of our employees, our retailers, and our shareholders, we will keep strengthening our Company's position as the leading supplier of furniture for families and for businesses that appreciate quality, value, comfort, style, and service.

Charles T. Knabusch
Chairman and President

                              La-Z-Boy At A Glance

America's Favorite name in furniture. La-Z-Boy is the nation's leading manufacturer of upholstered seating, and the third largest manufacturer of residential furniture overall. La-Z-Boy perfected the upholstered recliner and dominates the marketplace for this class of product. The Company has grown into a complete furniture resource for family rooms, living rooms, bedrooms and dining rooms.

Most La-Z-Boy furniture retails in a broad middle-price range. Certain products target higher-income purchasers. At all price levels, La-Z-Boy furniture represents exceptional value.

According to independent surveys, La-Z-Boy is the best-recognized and most-trusted name in residential furniture. This well-earned reputation is helping La-Z-Boy expand its presence in offices, hotels, and healthcare facilities.

La-Z-Boy employs 9,370 people. It operates 24 plants in the United States and Canada. The Company's La-Z-Boy, Hammary and Kincaid brand-name furniture is sold through over 10,000 retail locations. Additionally, La-Z-Boy products are manufactured under license in Germany, Italy, Japan, New Zealand, Mexico, Great Britain and South Africa.

The Company's shares are listed on the New York and the Pacific Stock Exchanges.

La-Z-Boy Divisions, Products and Markets:

La-Z-Boy Residential accounts for about 70 percent of total Company sales. Principal products include stationary chairs, sofas and loveseats, recliners, reclining sofas, sleep sofas, and modular seating groups. Residential Division furniture is sold in a national network of La-Z-Boy proprietary stores, and in better-quality department stores, furniture stores and regional furniture chains.

La-Z-Boy Canada manufactures residential seating and markets La-Z-Boy residential products in Canada. This division is initiating a Canadian network of La-Z-Boy proprietary retail stores.

Hammary produces occasional tables, living room cabinets, wall entertainment units, and upholstered furniture sold in quality furniture and department stores. Hammary also produces CompaTables occasional tables which are featured in La-Z-Boy proprietary stores.

Kincaid makes solid-wood bedroom, dining room and occasional furniture sold through in-store Kincaid Galleries, select La-Z-Boy Furniture Galleries stores and better-quality stores nationally.

La-Z-Boy Contract Furniture Group includes three sales entities:

La-Z-Boy Business Furniture - Executive office and general office seating, desks, cabinets and conference tables, plus a complete line of modular office components are sold by office furniture dealers. Full-office furniture systems and office seating are marketed through contract furniture dealers, interior designers, architects, and institutional buyers.

La-Z-Boy Healthcare Furniture - Products include hospital chairs, recliners, and special mobile recliners for easy patient mobility in the hospital or home. Healthcare furniture is marketed through contract dealers and medical sales companies.

La-Z-Boy Hospitality Furniture - Specially engineered La-Z-Boy recliners are sold directly to major hotel and motel chains and through hospitality sales companies.

                              The Year In Review

A strategy for success in a changing industry. Many furniture manufacturers use retailers as channels for "pushing" products to market. These manufacturers often must resort to short-lived incentives that encourage retailers to sell without regard for consumers' needs. This strategy reveals little knowledge of today's homemakers and the kind of positive shopping experience they want.

La-Z-Boy markets to consumers. We address their interests. We provide them with good reasons for purchasing. Consequently, consumers exert "pull" that moves our products through our dealers' stores.

How well does the La-Z-Boy "pull" strategy work? Consumer-directed advertising has helped make La-Z-Boy the best-known name in furniture. According to independent research, our brand name has a better than 95 percent awareness factor. In terms of advertising recall, we outperform our nearest competitor 4-to-1.

Equally important, independent research says consumers associate the La-Z-Boy name with key preference factors such as product quality, and comfort and durability, plus honest representation and fairness in selling.

Being consumer-directed has helped us attract more categories of consumers.
For higher-income, more-sophisticated consumers, we developed La-Z-Boy Classics stationary chairs and recliners, and the American Home Collection by La-Z-Boy - a beautiful selection of stationary furniture for living rooms. We added built-in tables and storage to our La-Z-Time Motion Modulars seating groups to make them more useful in smaller homes. We engineered basic chairs and sofas to fit younger families' budgets.

Thanks to our consumer research, we launched La-Z-Boy into a soaring new market for motion sofas, motion loveseats, and motion modular groupings. The exclusive, patented recliner features used on many of these La-Z-Boy products make them even more appealing.

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
"Who built all this beautiful, comfortable furniture?," asks an eight-page advertisement in leading shelter magazines. Readers see an extraordinary range of stylish furniture and accessories photographed in American homes. Surprise! These are all La-Z-Boy products - proof that La-Z-Boy has become a complete furniture resource.

This special advertisement offers a free La-Z-Boy product portfolio plus a brochure of decorating tips and ideas. In less than two months, over 40,000 consumers called our 1-800-Then Relax number. Consumers appreciate ideas and thoughtful assistance that only an industry leader like La-Z-Boy can provide.

The reasons why La-Z-Boy is the industry leader become clear when you visit a La-Z-Boy Furniture Galleries store. The array of furniture, and the way La-Z-Boy correlates form with function, and beauty with practicality, suprises many people. Over 70 percent of today's consumer-directed La-Z-Boy product line has been introduced within the past three years.

But it takes more than this to make our "pull" strategy successful. As part of a fundamental business strategy, La-Z-Boy is redefining the way the furniture industry does business.

A new kind of purchasing experience. Two decades ago, consumers began discovering dedicated furniture stores called La-Z-Boy Showcase Shoppes. Showcase Shoppes introduced legions of consumers to La-Z-Boy.

Today, a new generation of stores - La-Z-Boy Furniture Galleries - shows why La-Z-Boy has become the American consumer's principal resource for family room and living room furniture.

These large, inviting stores feature settings of upholstered furniture, wall cabinets and entertainment systems, tables and occasional furniture - all made by La-Z-Boy. Fascinating accessories from around the world complement the presentation. First-time shoppers are astounded at this wealth of choice.

But what keeps them coming back? After all, research studies say consumers don't enjoy shopping for furniture. They find it frustrating, even stressful.

Shopping in a La-Z-Boy Furniture Galleries store is a different experience - eye-opening, pressure-free, reassuring, even enjoyable. The reason is that La-Z-Boy and its retailers are partners in service to the consumer.

For example:

 - Professional sales training programs and seminars help our stores serve consumers' interests and, at the same time, increase their sales volumes and operational efficiency.

 - Authorized La-Z-Boy retailers have access to an arsenal of consumer education, point-of-sale, advertising and other sales support materials.

 - With the La-Z-Boy Screen Test Video Catalog System, shoppers can see furniture being "electronically upholstered" in any authorized covering, while salespeople receive up-to-the-minute information about pricing and product availability.

 - Electronic Data Interchange (EDI) technology lets La-Z-Boy retailers enter customer orders and get answers without delay so they can spend more time with customers, less time on paperwork. It also gives our retailers current information for standardized financial reporting, business analyses, and planning, to help them maximize their profitability.

 - New bar coding software links each item in the manufacturing stream to the retailer's original order. This helps La-Z-Boy retailers control their inventories, make on-time deliveries, and improve cash flow.

   La-Z-Boy is a leader in the furniture industry in combining research, education and technology so that retailers can do a consistently better job of serving consumers.

Defining the future of furniture retailing. Many La-Z-Boy Furniture Galleries stores experience 50 to 100 percent higher sales revenues per square foot than the average conventional furniture store. Our top-20 superstores have annual sales of $3 million or more each.

Over the past 10 years, on average, La-Z-Boy sales have increased almost 12 percent annually, or more than double the average rate of increase for the residential furniture industry.

At the same time, our market share has increased. We are attracting higher-income families, plus a rapidly increasing share of mid-life consumers - the biggest per capita purchasers of home furnishings.

The gallery concept, especially as it is expressed in La-Z-Boy Furniture Galleries stores, is the foundation of a success strategy that defines the future of La-Z-Boy and of our industry.

                            Highlights of Operations

The Residential Division continues to expand and upgrade its proprietary distribution network. Soon, some 100 La-Z-Boy Furniture Galleries stores will be serving major metropolitan areas. These stores are augmented by La-Z-Boy Showcase Shoppes, most of which are scheduled for upgrading to Furniture Galleries; and in smaller communities, by a La-Z-Boy Gallery within independent furniture stores.

Newer products were best-sellers in fiscal 1994. Major sales gains were scored by the American Home Collection of luxurious stationary living room furniture, and by motion modulars seating groups featuring "home theater" arrangements, hideaway storage, snack trays and reclining end units. Entry-level reclining chairs, upscale La-Z-Boy Classics chairs, and our new reclining sofas also proved highly popular. In these categories, sales increases ranged from 30 percent to well over 200 percent.

Hammary sales moved up sharply as the division restructured its product lines for longer-term market appeal. Teams of workers focused on manufacturing efficiencies and customer service.

Hammary modular home theater systems successfully address a fast-growing segment of the home furnishings market. They feature large-screen television enclosures flanked by matching pier cabinets for housing stereo receivers, allied electronics and surround-sound speakers.

Kincaid repositioned its product lines to equal the styling and quality offered by premium brand names, but at lower prices.

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
Among more than 100 new pieces introduced this year, the Kincaid top-seller was the Cherry Mountain III Collection that replicates the Queen Anne period's elegance and delicacy. Crafted in solid cherry, this collection includes an extensive selection of bedroom and dining room furniture; plus wardrobes, home entertainment centers, wall storage and display systems, and occasional tables.

Kincaid is adding 150 dealers to its base of better-quality furniture stores and major regional retail chains. Many of these retailers operate in-store Kincaid Galleries.

The Contract Furniture Group now manages all La-Z-Boy business, healthcare and hospitality furniture, as well as custom office systems. Resulting efficiencies are having positive effects on product development, sales and customer service.

The Group is experiencing demand at both ends of the price spectrum. Several luxurious new chair styles are being introduced to complement the Group's collections of executive desks, credenzas, conference tables and shelf units. Growth in small businesses and home-based enterprises is spurring demand for the Group's attractively priced, highly efficient modular office units.

The Contract Furniture Group is expanding its own gallery program. A typical in-store La-Z-Boy Business Furniture Gallery provides a 1,200 square foot or larger dedicated display area, and generates two to four times the sales revenue of conventional selling space.

Engineering and Manufacturing activities have focused on quality assurance, plant utilization and mechanical redesign.

Our Total Quality Management program is now being formalized with the appointment of a corporate director of quality assurance. Our objective is to integrate quality-related disciplines in all operations. This will range from statistical process control and new measurement systems to supplier relationships that emphasize continuous quality improvement.

Revisions to manufacturing operations, now largely complete, are improving our product flow and helping us expedite deliveries. Construction was started in March to build a 396,000 square foot major upholstery plant to replace a smaller existing plant. Completion is expected this fall.

Product re-engineering efforts will help us employ alternative materials, especially metal, for cost-efficiency and production flexibility. A more powerful computer-aided design (CAD) system capable of 3-D solids modeling, stress analysis and collaborative engineering will make our design operations more productive.

Through advances in all areas - consumer-directed marketing, product development, manufacturing and distribution - we have positioned La-Z-Boy for continuing growth and higher profitability.

                     Report of Management Responsibilities

The management of La-Z-Boy Chair Company is responsible for the preparation of the accompanying consolidated financial statements, related financial data, and all other information included in the pages following. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgements where appropriate.

Management is further responsible for maintaining the adequacy and effectiveness of established internal controls. These controls provide reasonable assurance that the assets of La-Z-Boy Chair Company are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. The internal control system is supported by written policies and procedures, the careful selection and training of qualified personnel, and a program of internal auditing.

The accompanying report of the Company's independent accountants states their opinion on the Company's financial statements, based on examinations conducted in accordance with generally accepted auditing standards. The Board of Directors, through its Audit Committee composed exclusively of outside directors, is responsible for reviewing and monitoring the financial statements and accounting practices. The Audit Committee meets periodically with the internal auditors, management, and the independent accountants to ensure that each is meeting its responsibilities. The Audit Committee and the independent accountants have free access to each other with or without management being present.

                                                           Charles T. Knabusch
                                                       Chief Executive Officer

                                                          Frederick H. Jackson
                                                       Chief Financial Officer

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                       Report of Independent Accountants

                                Price Waterhouse

To the Board of Directors and Shareholders of La-Z-Boy Chair Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity, present fairly, in all material respects, the financial position of La-Z-Boy Chair Company and its subsidiaries at April 30, 1994 and April 24, 1993, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 8 to the Consolidated Financial Statements, on April 25, 1993, the Company changed its method of accounting for income taxes.


                                                              Price Waterhouse
                                                                  Toledo, Ohio
                                                                  June 2, 1994

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                       Consolidated Statement of Income

(Amounts in thousands, except per share data)
- - -----------------------------------------------------------------------------
Year Ended                            April 30,      April 24,      April 25,
                                        1994           1993           1992
                                     (53 weeks)     (52 weeks)     (52 weeks)
- - -----------------------------------------------------------------------------
Sales................................ $804,898       $684,122       $619,471
Cost of sales........................  593,890        506,435        453,055
                                      ---------      ---------      ---------
  Gross profit.......................  211,008        177,687        166,416

Selling, general and administrative..  150,700        130,855        122,888
                                      ---------      ---------      ---------
  Operating profit...................   60,308         46,832         43,528

Interest expense.....................    2,822          3,260          5,305

Interest income......................    1,076          1,474          1,093
Acquisition amortization.............   (1,056)        (1,039)        (1,039)
Other income.........................      649          1,292          1,628
                                      ---------      ---------      ---------
  Total other income.................      669          1,727          1,682

Income before income tax expense.....   58,155         45,299         39,905

Income tax expense
  Federal - current..................   19,719         16,726         17,595
          - deferred.................     (445)        (1,965)        (5,417)
  State   - current..................    4,283          3,254          2,627
          - deferred.................     (119)             -              -
                                      ---------      ---------      ---------
    Total tax expense................   23,438         18,015         14,805
                                      ---------      ---------      ---------
Net income before accounting change..   34,717         27,284         25,100
Accounting change....................    3,352              -              -
                                      ---------      ---------      ---------
    Net income.......................  $38,069        $27,284        $25,100
                                      =========      =========      =========

Weighted average shares..............   18,268         18,172         18,064
                                      =========      =========      =========

Net income per share before
  accounting change..................    $1.90          $1.50          $1.39
Accounting change....................      .18              -              -
                                      ---------      ---------      ---------
    Net income per share.............    $2.08          $1.50          $1.39
                                      =========      =========      =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

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                          Consolidated Balance Sheet

(Amounts in thousands, except par value)
- - ----------------------------------------------------------------------------
As of                                                 April 30,    April 24,
                                                        1994         1993
- - ----------------------------------------------------------------------------
Assets
- - ------
Current Assets
  Cash and equivalents..............................  $ 25,926     $ 28,808
  Receivables, less allowances of $13,537 in 1994
    and $10,500 in 1993.............................   183,115      169,950
  Inventories
    Raw materials...................................    31,867       27,555
    Work-in-progress................................    29,325       30,598
    Finished goods..................................    26,676       20,135
                                                      ---------    ---------
      FIFO inventories..............................    87,868       78,288
      Excess of FIFO over LIFO......................   (20,632)     (17,801)
                                                      ---------    ---------
        Total inventories...........................    67,236       60,487

  Deferred income taxes.............................    15,160        9,152

  Other current assets..............................     4,148        5,065
                                                      ---------    ---------
    Total Current Assets............................   295,585      273,462

Property, plant and equipment, net..................    94,277       90,407
Goodwill, less accumulated amortization of
  $5,574 in 1994 and $4,668 in 1993.................    20,752       21,658
Other long-term assets, less allowances of
  $1,257 in 1994 and $1,170 in 1993.................    19,639       15,537
                                                      ---------    ---------
      Total Assets..................................  $430,253     $401,064
                                                      =========    =========

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                          Consolidated Balance Sheet

(Amounts in thousands, except par value)
- - ----------------------------------------------------------------------------
As of                                                 April 30,    April 24,
                                                        1994         1993
- - ----------------------------------------------------------------------------

Liabilities and Shareholders' Equity
- - ------------------------------------
Current Liabilities
  Current portion of long-term debt.................  $  2,875     $    542
  Accounts payable..................................    21,552       20,010
  Payroll/benefits..................................    29,453       28,411
  Estimated income taxes............................     3,882        9,011
  Other current liabilities.........................    13,701       13,090
                                                      ---------    ---------
    Total Current Liabilities.......................    71,463       71,064

Long-term debt......................................    52,495       55,370

Deferred income taxes...............................     6,949        4,857

Other long-term liabilities.........................     8,435        6,387

Shareholders' Equity
  Preferred Shares - 5,000 authorized; 0 issued.....         -            -
  Common shares, $1 par value - 40,000 authorized;
    18,287 issued in 1994 and 18,195 in 1993........    18,287       18,195
  Capital in excess of par value....................    10,147        8,494
  Retained earnings.................................   263,348      236,842
  Currency translation adjustments..................      (871)        (145)
                                                      ---------    ---------
    Total Shareholders' Equity......................   290,911      263,386
                                                      ---------    ---------
      Total Liabilities and Shareholders' Equity....  $430,253     $401,064
                                                      =========    =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements. Certain April 24, 1993 balance sheet items have been reclassed for comparability to April 30, 1994.

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                     Consolidated Statement of Cash Flows
(Amounts in thousands)            Increase (Decrease) in Cash and Equivalents
- - -----------------------------------------------------------------------------
Year Ended                                  April 30,   April 24,   April 25,
                                              1994*       1993        1992
                                           (53 weeks)  (52 weeks)  (52 weeks)
- - -----------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income..............................  $ 38,069    $ 27,284    $ 25,100
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Accounting change...................    (3,352)          -           -
      Depreciation and amortization.......    14,014      14,061      14,840
      Change in receivables...............   (13,165)    (14,475)     (7,039)
      Change in inventories...............    (6,749)     (2,679)      2,599
      Change in other assets and liab.....      (168)     12,368       6,301
      Change in deferred taxes............      (564)     (1,965)     (5,417)
                                            ---------   ---------   ---------
        Total adjustments.................    (9,984)      7,310      11,284
                                            ---------   ---------   ---------
        Cash Provided by Operating
          Activities......................    28,085      34,594      36,384

Cash Flows from Investing Activities:
  Proceeds from disposals of assets.......       177       2,100         508
  Capital expenditures....................   (17,485)    (12,248)    (12,187)
  Change in pref. stocks held as invest...         -           -       1,583
  Change in other investments.............    (2,981)     (2,624)          -
                                            ---------   ---------   ---------
        Cash Used for Investing Activities   (20,289)    (12,772)    (10,096)

Cash Flows from Financing Activities:
  Short-term debt.........................       727       1,767       4,444
  Long-term debt..........................         -           -      24,700
  Change in unexpended IRB funds..........         -           -         414
  Retirements of debt.....................    (1,269)     (6,581)    (39,285)
  Sale of stock under stock option plans..     1,850       1,372       1,973
  Stock for 40l(k) employee plans.........     2,952       2,503       1,533
  Purchase of La-Z-Boy stock..............    (2,928)     (2,676)       (388)
  Payment of cash dividends...............   (11,692)    (10,902)    (10,474)
                                            ---------   ---------   ---------
        Cash Used for Financing Activities   (10,360)    (14,517)    (17,083)
Effect of exchange rate changes on cash...      (318)       (234)       (428)
                                            ---------    --------   ---------
Net change in cash and equivalents........    (2,882)      7,071       8,777

Cash and equiv. at beginning of the year..    28,808      21,737      12,960
                                            ---------   ---------   ---------
Cash and equiv. at end of the year........   $25,926     $28,808     $21,737
                                            =========   =========   =========
Cash paid during the year - Income taxes..   $29,116     $16,789     $20,128
                          - Interest......    $2,675      $3,108      $5,105
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

*Certain April 24, 1993 balance sheet items have been reclassed for comparability to April 30, 1994.

                 Statement of Changes in Shareholders' Equity

(Amounts in thousands)
- - ------------------------------------------------------------------------------
                                        Capital            Currency
                                          in                Trans-
                                        Excess              lation
                                Common  of Par   Retained   Adjust-
                                Shares  Value    Earnings    ments     Total
- - ------------------------------------------------------------------------------
  Balance at April 27, 1991..  $17,979  $ 6,293  $203,934   $1,011   $229,217

Purchase of La-Z-Boy stock...      (16)              (372)               (388)
Currency translation.........                                 (602)      (602)
Exercise of stock options....      107      427     1,439               1,973
Exercise of 40l(k) stock.....       65      585       883               1,533
Dividends paid...............                     (10,474)            (10,474)
Net income...................                      25,100              25,100
                               -------- -------  ---------  -------  ---------
  Balance at April 25, 1992..   18,135    7,305   220,510      409    246,359

Purchase of La-Z-Boy stock...     (117)            (2,559)             (2,676)
Currency translation.........                                 (554)      (554)
Exercise of stock options....       74      245     1,053               1,372
Exercise of 40l(k) stock.....      103      944     1,456               2,503
Dividends paid...............                     (10,902)            (10,902)
Net income...................                      27,284              27,284
                               -------- -------  ---------  -------  ---------
  Balance at April 24, 1993..   18,195    8,494   236,842     (145)   263,386

Purchase of La-Z-Boy stock...      (91)            (2,837)             (2,928)
Currency translation.........                                 (726)      (726)
Exercise of stock options....       90      307     1,453               1,850
Exercise of 40l(k) stock.....       93    1,346     1,513               2,952
Dividends paid...............                     (11,692)            (11,692)
Net income...................                      38,069              38,069
                               -------- -------  ---------  -------  ---------
  Balance at April 30, 1994..  $18,287  $10,147  $263,348    ($871)  $290,911
                               ======== =======  =========  =======  =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   Notes to Consolidated Financial Statements

Note 1:  Accounting Policies

The Company operates in the furniture industry. The following is a summary of significant accounting policies followed in the preparation of these financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of La-Z-Boy Chair Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis.

Property, Plant and Equipment

Items capitalized, including significant betterments to existing facilities, are recorded at cost. Depreciation is computed using primarily accelerated methods over the estimated useful lives of the assets.

Goodwill

The excess of the cost of operating companies acquired over the value of their net assets is amortized on a straight-line basis over 30 years from the date of acquisition.

Income Taxes

Income tax expense is provided on all revenue and expense items included in the consolidated statement of income, regardless of the period such items are recognized for income tax purposes. In fiscal 1994 the Company changed its method of accounting for income taxes (see Note 8).

Note 2:  Cash and Equivalents

(Amounts in thousands)
- - -----------------------------------------------------------------
                                        April 30,       April 24,
                                          1994            1993
- - -----------------------------------------------------------------
Cash in bank...........................  $ 5,926         $ 5,808
Certificates of deposit................   20,000          15,000
Commercial paper.......................        -           8,000
                                         -------         -------
  Total cash and equivalents...........  $25,926         $28,808
                                         =======         =======

The Company invests in certificates of deposit with a bank whose board of directors includes three members of the Company's board of directors. At the end of 1994 and 1993, $10 million and $15 million, respectively, was invested in this bank's certificates.

Note 3:  Property, Plant and Equipment

(Amounts in thousands)
- - ------------------------------------------------------------------
                                        April 30,        April 24,
                                          1994             1993
- - ------------------------------------------------------------------
Land and land improvements............  $  7,117        $  6,604
Buildings and building fixtures.......    92,720          88,669
Machinery and equipment...............    82,971          73,281
Information systems...................     9,859          10,523
Other.................................    11,789          12,092
                                        --------        --------
                                         204,456         191,169
Less:  accumulated depreciation.......   110,179         100,762
                                        --------        --------
  Property, plant and equipment, net..  $ 94,277        $ 90,407
                                        ========        ========

Note 4:  Debt

(Dollar amounts in thousands)
- - -------------------------------------------------------------------------
                            Interest                April 30,   April 24,
                              rates    Maturities     1994        1993
- - -------------------------------------------------------------------------
Credit lines..............    4.1%      1995-98      $15,000     $15,000
Private placement.........    8.8%      1995-02       15,000      15,000
Industrial                    2.7%-
  revenue bonds...........    3.3%      1995-12       25,370      25,912
                                                     -------     -------
    Total debt...................................    $55,370     $55,912
    Less: current portion........................      2,875         542
                                                     -------     -------
    Long-term debt...............................    $52,495     $55,370
                                                     =======     =======

                        Weighted average interest       4.8%        4.8%

                     Fair value of long-term debt    $56,003     $56,597

In April 1991 the Company entered into a $50 million unsecured revolving credit line (Credit Agreement) to extend through August 31, 1998, requiring interest payments only through August 31, 1994 and periodic payments of principal and interest through 1998. The Company is in the process of renewing the Credit Agreement to require interest only payments through August 1999 and to require principal payment in August 1999. The Credit Agreement also includes covenants that, among other things, require the Company to maintain certain financial statement ratios. The Company has complied with all of the requirements.

Proceeds from industrial revenue bonds were used to finance the construction of manufacturing facilities. These arrangements require the Company to insure and maintain the facilities and make annual payments that include interest. The bonds are secured by the facilities constructed from the bond proceeds.

Maturities on debt obligations for the five years subsequent to April 30, 1994 are $3 million, $2 million, $3 million, $2 million and $3 million, respectively. As of April 30, 1994, the Company had remaining unused lines of credit and commitments of $60 million under several credit arrangements.

Note 5:  Stock Option Plans

The Company's shareholders adopted an employee stock option plan that provides grants to certain employees to purchase common shares of the Company at not less than their fair market value at the date of grant. Options are for five years and become exercisable at 25% per year beginning one year from date of grant. The Company is authorized to grant options for up to 1,600,000 common shares.

- - --------------------------------------------------------------------
                                     Number of          Per share
                                       shares          option price
- - --------------------------------------------------------------------
Outstanding at April 25, 1992....    415,942         $14.13 - $22.13
  Granted........................    133,750         $21.75
  Exercised......................    (59,099)        $14.13 - $22.13
  Expired or cancelled...........    (27,019)
- - --------------------------------------------------------------------
Outstanding at April 24, 1993....    463,574         $14.13 - $22.13
  Granted........................    120,110         $29.63
  Exercised......................    (78,584)        $14.13 - $22.13
  Expired or cancelled...........    (15,126)
- - --------------------------------------------------------------------
Outstanding at April 30, 1994....    489,974         $14.13 - $29.63
- - --------------------------------------------------------------------
Exercisable at April 30, 1994....    193,915
Shares available for grants at
  April 30, 1994.................    877,725
- - --------------------------------------------------------------------

The Company's shareholders have adopted Restricted Share Plans under which the Compensation and Stock Option Committee of the Board of Directors was authorized to offer for sale up to an aggregate of 650,000 common shares to certain employees and non-employee directors at 25% of the fair market value of the shares. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the case of a director. In the event of an employee's termination during the escrow period, the shares must be sold back to the Company at the employee's cost.

Shares aggregating 11,800 and 14,450 were granted and issued during the fiscal years 1994 and 1993, respectively, under the Restricted Share Plans. Shares remaining for future grants under the above plans amounted to 442,075 at April 30, 1994.

The Company's shareholders have also adopted a Performance-Based Restricted Stock Plan. This plan authorizes the Compensation and Stock Option Committee of the Board of Directors to award up to an aggregate of 400,000 shares to key employees. Grants of shares are based entirely on achievement of goals over a three-year performance period. Any award made under the plan will be at the sole discretion of the Committee after judging all relevant factors. At April 30, 1994, performance awards were outstanding pursuant to which up to 47,000 shares and 43,520 shares may be issued in fiscal years 1996 and 1997, respectively, depending on the extent to which certain specified performance objectives are met. The costs of performance awards are expensed over the performance period.

Note 6:  Retirement

The Company has contributory and non-contributory retirement plans covering substantially all factory employees.

Eligible salaried employees are covered under a trusteed profit sharing retirement plan. Cash contributions to a trust are made annually based on profits.

The Company has established a non-qualified deferred compensation plan for highly compensated employees called a SERP (Supplemental Executive Retirement
Plan).

The Company offers a voluntary 401(k) retirement plan to eligible employees within all U.S. operating divisions. Currently over 70% of eligible employees are participating in the plan. Employee contributions are matched with La-Z-Boy stock at $0.50 on the dollar up to a maximum company contribution of 1% of pay.

The actuarially determined net periodic pension cost and retirement costs are computed as follows (for the years ended):

(Amounts in thousands)
- - ------------------------------------------------------------------------------
                                         April 30,     April 24,     April 25,
                                           1994          1993          1992
                                        (53 weeks)    (52 weeks)    (52 weeks)
- - ------------------------------------------------------------------------------
Service cost...........................   $1,526        $1,426        $  839
Interest cost..........................    1,683         1,455         1,303
Actual return on plan assets...........     (719)       (2,197)       (2,428)
Net amortization and deferral..........   (1,575)         (234)          233
                                          -------       -------       -------
  Net periodic pension cost............      915           450           (53)
Profit sharing.........................    4,659         4,341         3,557
SERP...................................      795           691           559
40l(k).................................    1,145         1,002           835
Other..................................      442           478           726
                                          -------       -------       -------
  Total retirement costs...............   $7,956        $6,962        $5,624
                                          =======       =======       =======

The funded status of the pension plans was as follows:
(Amounts in thousands)
- - ------------------------------------------------------------------------------
                                                      April 30,     April 24,
                                                        1994          1993
- - ------------------------------------------------------------------------------
Actuarial present value of accumulated benefit
  obligation........................................  ($23,887)     ($19,608)
Plan assets at fair value...........................    28,531        27,134
                                                      ---------     ---------
  Excess of plan assets over projected benefit
    obligation......................................     4,644         7,526
Prior year service cost not yet recognized in net
  periodic pension cost.............................     1,117         1,215
Unrecognized net loss...............................     5,274         1,895
Unrecognized initial asset..........................    (3,995)       (4,326)
                                                      ---------     ---------
  Prepaid pension asset.............................    $7,040        $6,310
                                                      =========     =========

The expected long-term rate of return on plan assets was 8.5% for 1994 and 9.0% for 1993 and 1992. The discount rate used in determining the actuarial present value of accumulated benefit obligations was 7.5% for 1994, 8.0% for 1993 and 8.5% for 1992. Vested benefits included in the accumulated benefit obligation were $21 million and $17 million at April 30, 1994 and April 24, 1993, respectively. Plan assets are invested in a diversified portfolio that consists primarily of debt and equity securities.

The Company's pension plan funding policy has been to contribute annually the maximum amount that can be deducted for federal income tax purposes.

Note 7:  Health Care

The Company offers eligible employees an opportunity to participate in group health plans. Participating employees make required premium payments through pretax payroll deductions.

Health-care expenses were as follows (for the years ended):

(Amounts in thousands)
- - ----------------------------------------------------------------------------
                                     April 30,      April 24,      April 25,
                                       1994           1993           1992
                                    (53 weeks)     (52 weeks)     (52 weeks)
- - ----------------------------------------------------------------------------
Gross health care.................   $29,061        $23,962        $22,298
Participant payments..............    (4,442)        (2,356)        (1,323)
                                     --------       --------       --------
  Net health care.................   $24,619        $21,606        $20,975
                                     ========       ========       ========

The 1994 gross health-care expenses increased 21% over 1993 which was a much higher rate of increase than 1993's 7% increase over 1992, even after adjusting for employment increases.

Participant payments increased markedly due to premium payments for most employees becoming effective January 1993 making 1994 the first full payment year. Participant payments covered 15% of health-care expenses in 1994.

Net health-care costs in 1994 increased 14% over 1993 compared to a 3% increase in 1993 over 1992 even though much higher participant payments occurred.

The Company makes annual provisions for any current and future retirement health-care costs which may not be covered by retirees' collected premiums.

Note 8:  Income Taxes

Effective April 25, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which applies a balance sheet approach to income tax accounting. In accordance with the new standard, the balance sheet reflects the anticipated tax impact of future taxable income or deductions implicit in the balance sheet in the form of temporary differences. These temporary differences reflect the difference between the basis in assets and liabilities as measured in the financial statements and as measured by tax laws using enacted tax rates. On April 25, 1993, the Company recorded a tax credit of $3 million or $0.18 per share, which represents the net increase in the net deferred tax asset as of that date. Such amount has been reflected in the consolidated statement of income as an accounting change. Prior years' financial statements have not been restated.

The primary components of the Company's deferred tax assets and liabilities as of April 30, 1994 and April 25, 1993 (date of adoption) are as follows:

(Amounts in thousands)
- - ---------------------------------------------------------------------------
                                                 April 30,        April 25,
                                                   1994             1993
- - ---------------------------------------------------------------------------
Current
Deferred income tax assets (liabilities):
  Bad debt...................................    $ 5,993          $ 4,628
  Warranty...................................      2,703            2,496
  Workers' compensation......................      1,211            1,118
  Inventory..................................        916            1,186
  State income tax...........................        (40)           1,569
  Other......................................      4,881            2,794
                                                 --------         --------
    Net current deferred tax assets..........     15,664           13,791

Noncurrent
Deferred income tax assets (liabilities):
  Property, plant and equipment..............     (4,372)          (4,108)
  Pension....................................     (2,899)          (2,638)
  Other......................................        322              408
                                                  -------          -------
    Net noncurrent deferred tax liabilities..     (6,949)          (6,338)
Valuation allowance..........................       (504)            (342)
                                                  -------          -------
  Net deferred tax asset.....................     $8,211           $7,111
                                                  =======          =======

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate are as follows (for the years ended):

(% of pretax income)
- - ------------------------------------------------------------------------------
                                             April 30,   April 24,   April 25,
                                                1994        1993        1992
- - ------------------------------------------------------------------------------
Statutory tax rate.........................     35.0        34.0        34.0
Increase (reduction) in taxes resulting in:
State income taxes net of federal benefit..      4.8         4.7         4.3
Tax credits................................     (0.2)       (0.3)       (1.0)
Acquisition amortization...................      0.7         0.9         0.9
Merger of previously acquired operation....        -           -        (0.7)
Miscellaneous items........................      0.0         0.5        (0.4)
                                                -----       -----       -----
Effective tax rate.........................     40.3        39.8        37.1
                                                =====       =====       =====

Note 9:  Contingencies

The Company has been named as defendant in various lawsuits arising in the normal course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management and the Company's legal counsel believe that the resultant liability, if any, will not be material.

The Company is also subject to contingencies pursuant to environmental laws and regulations. The Company accrues for certain environmental remediation activities related to past operations, including Superfund clean-up and Resource Conservation and Recovery Act compliance activities, for which commitments have been made and reasonable cost estimates are possible. Currently, the Company has been determined to be a "de-minimus" level potentially responsible party (PRP) at three clean-up sites and has provided for any known costs relating to these sites. The Company is also conducting voluntary compliance audits at Company owned facilities. Although there probably will be future expenditures in this area, the effect on future financial results is not subject to reasonable estimation. However, management does not anticipate that they will have a material adverse effect.

                             Management Discussion

The Management Discussion and Analysis, as required by the Securities and Exchange Commission, should be read in conjunction with the Report of Management Responsibilities, the Report of Independent Accountants, the Financial Statements and related Notes, and all other pages that follow them in the annual report.

Background
- - -------------------------------------------------------------------------
Sales by Type                                1994        1993        1992
- - -------------------------------------------------------------------------
Residential (Home)
  Upholstery...............................   76%         74%         75%
  Wood & Other.............................   18%         19%         17%
                                             ----        ----        ----
                                              94%         93%         92%
Contract (Office)..........................    6%          7%          8%
                                             ----        ----        ----
                                             100%        100%        100%
                                             ====        ====        ====
- - -------------------------------------------------------------------------
Sales by Country                             1994        1993        1992
- - -------------------------------------------------------------------------
United States..............................   94%         95%         95%
Canada and Foreign.........................    6%          5%          5%
                                             ----        ----        ----
                                             100%        100%        100%
                                             ====        ====        ====

La-Z-Boy is organized into five operating divisions. Residential (67 years in business) accounts for the majority of the upholstery category. Kincaid (48 years) is part of the wood category. La-Z-Boy Contract Furniture Group (22 years) is all of the Contract line. Hammary (50 years) is primarily in the wood category. La-Z-Boy Canada (65 years) is part of the upholstery category.

La-Z-Boy's market share of all U.S. upholstery furniture products is above 8%.

On the basis of available market share data (in dollars), La-Z-Boy has 30-35% of the U.S. single-seat recliner market and is the world's largest recliner manufacturer. (The next largest U.S. competitor holds roughly 20% of the U.S. market.) La-Z-Boy's sleep sofa current market share, approximately
12%, has been growing over the last three years.

Market share data by individual product lines other than recliners and sleepers (e.g., sofas, reclining sofas, wood bedroom and dining room, wood occasional, etc.) indicate that, although La-Z-Boy does not have a market share above 10% in any one line, the Company's market share has been growing over the last three years in most lines.

Analysis of Operations
Year Ended April 30, 1994
(1994 compared with 1993)

U.S. furniture industry sales increased roughly 6-8% in La-Z-Boy's fiscal 1994 over 1993. La-Z-Boy's sales increase of 18% over 1993 continued to exceed the increase experienced by the industry as a whole. Approximately 2% of this increase was due to 1994 including 53 weeks while 1993 contained 52 weeks.
The sales volume increase was largely due to improvements in the economy. Selling price increases were generally in the 2-4% range. Major product lines that experienced rates of unit growth above the Company average were the modulars, lower end recliners, sofas, reclining sofas, high end recliners and bedroom (wood).

No divisions or companies were acquired or disposed of during the last six years. Therefore, all sales growth has been internally generated.

During 1994, the La-Z-Boy Contract Furniture Group was formed through the merger of the former La-Z-Boy Contract and RoseJohnson divisions.

The number of independently owned La-Z-Boy Furniture Galleries stores continued to grow in 1994. Most of these stores were major upgrades or new locations for earlier generation La-Z-Boy Showcase Shoppes. These stores are part of the reason La-Z-Boy sales growth has exceeded the industry average. In addition, the number of smaller in-store galleries continued to grow for all divisions.

The gross margin (gross profit dollars as a percent of sales) of 26.2% in 1994 was up from the 26.0% gross margin in 1993. Reasons for the improvement include: the 18% sales increase covering fixed costs; the lack of some one-time costs that affected last year relating to start-up and training for new styles and changes to manufacturing techniques; real selling price increases and better plant efficiencies. These reasons for improvement more than offset the effects of increased sales of product lines with lower-than-average gross margins and increased lumber and health-care costs.

Other income declined in 1994 due to a reduction in interest income, changes in pension-related assumptions and Canadian currency exchange losses.

Income tax expense as a percent of pretax income increased to 40.3% in 1994 from 39.8% in 1993. The effect of the 1% increase in the federal tax rate to 35% was partially offset by changes in profitability among divisions.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which changed the method of accounting for income taxes, was adopted by the Company effective April 25, 1993. This change in accounting principle increased net income and the net deferred tax asset by $3.4 million or $.18 per share.

Analysis of Operations
Year Ended April 24, 1993
(1993 compared with 1992)

La-Z-Boy's 1993 sales increase of 10% over 1992 once again exceeded the growth in the U.S. residential furniture industry as a whole. The 1993 sales increase together with forecasted growth in the industry indicates that the furniture industry recession which adversely affected results for the previous four years has ended. Selling price increases during 1993 were generally in the 1-3% range. Major product lines that experienced rates of unit sales growth above the Company average were the reclining sofa, high end recliner, lower end recliners, bedroom (wood) and occasional (wood) product lines.

During 1993, 18 independently owned La-Z-Boy Furniture Galleries stores opened, bringing the total number of stores to 63. The rate of new store openings and their sales volumes are meeting management's expectations. Most of these openings were major upgrades or new locations for earlier generation La-Z-Boy Showcase Shoppes.

Gross margin of 26.0% in 1993 was down from the 26.9% gross margin in 1992 even though unit volume increased. This decline in gross margin was primarily in the Residential division which generates roughly 70% of consolidated sales.

The Residential division gross margin declined for two main reasons. The primary reason was that unexpectedly high labor and overhead costs were incurred at most plants. These costs were primarily caused by the introduction of new styles and efforts to improve plant methods while at the same time, reduce inventories, improve the flexibility to handle a greater number of different styles, and ship dealer orders more complete and quicker than in the past. In addition, an anticipated unfavorable product line mix effect occurred from selling more product lines with lower-than-average gross margins.

S,G & A expense for 1993 of 19.2% of sales was lower than last year's percentage of 19.9% primarily due to the relatively large sales increase and a decline in bad debt expense.

Interest expense declined $2.0 million in 1993 from 1992 due to a combination of lower debt principal amounts and lower interest rates.

The increase in other income was primarily due to increased interest income realized from higher cash balances throughout the year more than offsetting lower interest rates.

Income tax expense as a percent of pretax income increased to 39.8% in 1993 from 37.1% in 1992. In 1992, there was a one-time tax benefit from the merger of a previously acquired division.

Liquidity and Financial Condition

Cash flows from operations amounted to $28 million in 1994, $35 million in 1993 and $36 million in 1992 and have usually been adequate for day-to-day expenditures, dividends to shareholders and capital expenditures.

The 1994 cash flow from operations declined $6.5 million from 1993. Other assets and liabilities changed from a source of cash in 1993 to a use of cash in 1994 primarily due to the payment of income taxes. Also, inventories increased $6.7 million.

Capital expenditures were $17.5 million in 1994 compared to $12.2 million for both 1993 and 1992. Some capacity expansions occurred in 1994 while the prior two years did not require expansions. Capacity utilization of about 70% at the end of 1994 was up from about 65% at the end of 1993.

Cash flows relating to debt caused both inflows and outflows of cash. No new debt was raised in the last three years. During 1992, a $15.0 million bridge loan was refinanced through a private placement and two industrial revenue bonds totaling $9.7 million were refinanced at a lower interest rate. Retirements of debt totaled between $1 million and $15 million for each of the last three years and are primarily related to paying down the $53 million debt incurred in 1987 to acquire an operating division. While the cash flow statement shows that $39.3 million of debt was retired in 1992, $24.7 million relates to refinancing as described above.

In October 1987, the La-Z-Boy Board of Directors authorized a one-million share stock repurchase program. In February 1993, the Board authorized the repurchase of another one million shares. As of April 30, 1994 and April 24, 1993, the Company had acquired about 1,010,000 and 930,000 shares, respectively, of its own stock. The Company plans to be in the market for its shares as changes in its stock price and other financial opportunities arise.

The financial strength of the Company is reflected in two commonly used ratios
- - -the current ratio (current assets divided by current liabilities) and the debt-to-capital ratio (total debt divided by beginning of the year shareholders' equity plus total debt). The current ratio at the end of 1994 and 1993 was 4.1:1 and 3.8:1, respectively. The debt to capital ratio was 17.4% at the end of 1994 and 18.5% at the end of 1993.

La-Z-Boy provides for all current and future potential liabilities as required including those relating to postretirement benefits.

The Company is subject to contingencies pursuant to environmental laws and regulations. The Company accrues for certain environmental remediation activities related to past operations, including Superfund clean-up and Resource Conservation and Recovery Act compliance activities, for which commitments have been made and reasonable cost estimates are possible. Currently, the Company has been determined to be a "de-minimus" level potentially responsible party (PRP) at three clean-up sites and has provided for any known costs relating to these sites. The Company is also conducting voluntary compliance audits at Company owned facilities.

Outlook

La-Z-Boy's 1995 fiscal year to end April 29, 1995 will include 52 weeks compared to fiscal year 1994, which included 53 weeks. This is approximately a 2% reduction in the length of the year which will affect sales and other financial comparisons from year to year.

The Company expects the economic recovery to continue through calendar year 1994. Sales in fiscal year 1995 are expected to exceed the 1994 results but due to the stronger than expected year in 1994, the double digit sales increase experienced in 1994 is not expected to repeat.

One of La-Z-Boy's financial objectives is to achieve sales increases of 10% per year or increases at least greater than that of the furniture industry. Some furniture industry forecasts for calendar year 1994 over 1993 are in the 5-7% range. For 1994, La-Z-Boy sales increased 18% over 1993.

The Company's major residential efforts and opportunities for sales growth greater than industry averages are focused outside the recliner market segment, e.g., stationary upholstery (single and multi-seat), reclining sofas and modulars, wood occasional and wall units and wood bedroom and dining room.

The newly formed La-Z-Boy Contract Furniture Group sales growth rate in the next few years is expected to exceed the average of the other divisions. Today, this division is not generating a profit and profits are not expected to improve in 1995 due to large research and development expenditures, reorganization costs and start-up costs associated with the recent merger of the two formerly separate contract divisions. Eventually, profit margins comparable to the Company's average rates are believed to be able to be achieved. Profitability at this level would help the Company reach the financial goals described below even though this division is not large enough to dramatically affect the results.

A second financial goal is to improve operating profit as a percent of sales in 1995 compared to 1994. For 1994, the operating profit margin was 7.5% of sales.

A third goal is to achieve operating profit, interest income and other income (return) as a percent of beginning of the year capital of 20%. For 1994, return on capital was 19.4%.

La-Z-Boy has an opportunity to improve its margins through increases in efficiency, improvements in the utilization of equipment and facilities and increases in sales volumes, even though product line growth may be in lines with lower gross margins.

Capital expenditures are forecast to be approximately $19 to $24 million in 1995 compared to $17.5 million in 1994. The 1995 forecast includes the construction of a new upholstery factory in Arkansas. The 396,000 square foot plant is being constructed to replace an existing older 200,000 square foot plant. Long-term financing of the expected $7 million cost is planned to be through the use of industrial revenue bonds.

The effect of environmental costs on future financial results is not subject to reasonable estimation. However, management does not anticipate that they will have a material adverse effect.

           Consolidated Six-Year Summary of Selected Financial Data
(Dollar amounts in thousands, except per share data)
- - -------------------------------------------------------------------------------
Year Ended in April   1994      1993      1992      1991      1990      1989
                    (53 wks)  (52 wks)  (52 wks)  (52 wks)  (52 wks)  (52 wks)
- - -------------------------------------------------------------------------------
Sales.............. $804,898  $684,122  $619,471  $608,032  $592,273  $553,187
Cost of sales......  593,890   506,435   453,055   449,502   430,383   397,776
                    --------- --------- --------- --------- --------- ---------
  Gross profit.....  211,008   177,687   166,416   158,530   161,890   155,411
Sell, gen & admin..  150,700   130,855   122,888   115,239   111,613   106,937
                    --------- --------- --------- --------- --------- ---------
  Oper profit......   60,308    46,832    43,528    43,291    50,277    48,474
Interest expense...    2,822     3,260     5,305     6,374     7,239     7,567
Interest income....    1,076     1,474     1,093     1,215     1,597     1,864
Acquisition amort..   (1,056)   (1,039)   (1,039)   (1,039)   (1,039)   (1,041)
Other income.......      649     1,292     1,628     1,277     1,939     2,244
                    --------- --------- --------- --------- --------- ---------
  Total other inc..      669     1,727     1,682     1,453     2,497     3,067
                    --------- --------- --------- --------- --------- ---------
Income before tax..   58,155    45,299    39,905    38,370    45,535    43,974
Income tax expense.   23,438    18,015    14,805    15,009    17,282    16,508
                    --------- --------- --------- --------- --------- ---------
  Net income.......  $34,717*  $27,284   $25,100   $23,361   $28,253   $27,466
                    ========= ========= ========= ========= ========= =========
Weighted avg shares
  outstg ('000s)...   18,268    18,172    18,064    17,941    17,868    17,886
Per com shr outstg
  Net income.......    $1.90*    $1.50     $1.39     $1.30     $1.58     $1.54
  Cash div paid....    $0.64     $0.60     $0.58     $0.56     $0.54     $0.46
BV on YE shr outst.   $15.91    $14.48    $13.58    $12.75    $11.98    $10.91
Rtn avg shrhdr eqt.    12.5%*    10.7%     10.6%     10.5%     13.8%     14.7%
Gr prft % of sales.    26.2%     26.0%     26.9%     26.1%     27.3%     28.1%
Op prft % of sales.     7.5%      6.8%      7.0%      7.1%      8.5%      8.8%
Op prft, int inc &
  oth inc as % of
  BOY capital......    19.4%     16.2%     15.4%     15.6%     19.6%     19.3%
Net inc % of sales.     4.3%*     4.0%      4.1%      3.8%      4.8%      5.0%
Income tax expense
  % pretax income..    40.3%     39.8%     37.1%     39.1%     38.0%     37.5%
- - -------------------------------------------------------------------------------
Deprec & amortiz...  $14,014   $14,061   $14,840   $14,039   $13,735   $13,607
Capital expendtrs..  $17,485   $12,248   $12,187   $21,428   $22,418    $9,334
Prty,plt,eqpt,net..  $94,277   $90,407   $93,440   $95,508   $89,141   $79,845
- - -------------------------------------------------------------------------------
Working capital.... $224,122  $202,398  $184,431  $172,989  $170,292  $158,947
Current ratio...... 4.1 to 1  3.8 to 1  3.7 to 1  3.7 to 1  3.4 to 1  3.1 to 1
Total assets....... $430,253  $401,064  $376,722  $363,085  $361,856  $349,007
- - -------------------------------------------------------------------------------
Long-term debt.....  $52,495   $55,370   $55,912   $62,187   $69,066   $70,641
Debt...............  $55,370   $55,912   $60,726   $70,867   $78,036   $80,244
Shareholders' eqty. $290,911  $263,386  $246,359  $229,217  $214,585  $194,293
Ending capital..... $346,281  $319,298  $307,085  $300,084  $292,621  $274,537
Ratio debt to eqty.    19.0%     21.2%     24.6%     30.9%     36.4%     4l.3%
Ratio debt to capl.    17.4%     18.5%     20.9%     24.8%     28.7%     31.0%
- - -------------------------------------------------------------------------------
Shareholders.......   12,615     9,032     8,081     7,208     6,827     4,843
Employees..........    9,370     8,724     8,153     7,828     8,046     7,743
- - -------------------------------------------------------------------------------
*Excludes the income effect of adopting SFAS 109 in May 1993 of $3,352 or
 $.18 per share.

                       Dividend and Market Information

              ----------------------------------------------------
               1994      Divi-              Market Price
              Quarter    dends     -------------------------------
               Ended     Paid        High        Low        Close
              ----------------------------------------------------
              July 24   $0.15      $31 7/8     $25 1/2     $29 3/4
              Oct. 23    0.15       31 7/8      29 1/4      31 3/8
              Jan. 22    0.17       39 3/4      31 1/2      39 3/4
              Apr. 30   $0.17      $40         $30 1/2     $33 1/2
                        -----
                        $0.64
                        =====

             ----------------------------------------------------
              1993       Divi-              Market Price
             Quarter     dends    -------------------------------
              Ended      Paid        High        Low        Close
             -----------------------------------------------------
             July 25     $0.15     $24 5/8     $21         $23 3/8
             Oct. 24      0.15      24 3/8      18          20 3/8
             Jan. 23      0.15      27 1/8      20 5/8      26 3/8
             Apr. 24     $0.15     $29 3/4     $26 3/8     $28
                         -----
                         $0.60
                         =====

- - -------------------------------------------------------------------------------
                         Dividend       Market Price                  P/E Ratio
      Dividends Dividend  Payout  -----------------------             ---------
Year     Paid     Yield   Ratio     High     Low    Close   Earnings  High  Low
- - -------------------------------------------------------------------------------
1994    $0.64     1.9%    33.7%*  $40      25 1/2  33 1/2    $1.90*    21*  13*
1993     0.60     2.1%    40.0%    29 3/4  18      28         l.50     20   12
1992     0.58     2.5%    41.7%    28 3/4  19 1/2  23 1/2     1.39     21   14
1991     0.56     2.6%    43.1%    21 1/2  12 1/4  21 1/4     1.30     17    9
1990     0.54     2.8%    34.2%    23      16 3/4  19 5/8     1.58     15   11
1989     0.46     2.4%    29.9%    19 7/8  14      19 1/8     1.54     13    9

La-Z-Boy Chair Company common shares are traded on the NYSE and the PSE (symbol LZB).

                   Unaudited Quarterly Financial Information

(Amounts in thousands, except per share data)
- - -------------------------------------------------------------------------------
Quarter Ended     July 24     October 23   January 22    April 30    Year 1994
                 (13 weeks)   (13 weeks)   (13 weeks)   (14 weeks)   (53 weeks)
- - -------------------------------------------------------------------------------
Sales............ $162,096     $209,044     $192,648     $241,110     $804,898
Cost of sales....  123,047      152,160      141,771      176,912      593,890
                  --------     --------     --------     ---------    ---------
  Gross profit...   39,049       56,884       50,877       64,198      211,008

Selling, general
  & admin........   32,249       39,204       36,877       42,370      150,700
                  --------     --------     --------     ---------    ---------
  Opertg profit..    6,800       17,680       14,000       21,828       60,308
Interest expense.      720          776          682          644        2,822
Total other inc..      457          411          153         (352)         669
                  --------     --------     --------     ---------    ---------
  Inc before tax.    6,537       17,315       13,471       20,832       58,155
Income tax exp...    2,563        6,900        5,483        8,492       23,438
                  --------     --------     --------     ---------    ---------
    Net income...   $3,974*     $10,415       $7,988      $12,340      $34,717*
                  ========     ========     ========     =========    =========
    Net income
      per share..    $0.22*       $0.57        $0.44        $0.67        $1.90*
                  ========     ========     ========     =========    =========

- - -------------------------------------------------------------------------------
Quarter Ended     July 25     October 24   January 23    April 24    Year 1993
                 (13 weeks)   (13 weeks)   (13 weeks)   (13 weeks)   (52 weeks)
- - -------------------------------------------------------------------------------
Sales............ $140,003     $175,877     $169,810     $198,432     $684,122
Cost of sales....  106,543      130,924      125,677      143,291      506,435
                  --------     --------     --------     --------     --------
  Gross profit...   33,460       44,953       44,133       55,141      177,687
Selling, general
  & admin........   28,478       33,869       33,210       35,298      130,855
                  --------     --------     --------     --------     --------
  Opertg profit..    4,982       11,084       10,923       19,843       46,832
Interest expense.      867          841          765          787        3,260
Total other inc..      518          431          346          432        1,727
                  --------     --------     --------     --------     --------
  Inc before tax.    4,633       10,674       10,504       19,488       45,299
Income tax exp...    1,850        4,167        4,113        7,885       18,015
                  --------     --------     --------     --------     --------
    Net income...   $2,783       $6,507       $6,391      $11,603      $27,284
                  ========     ========     ========     ========     ========
    Net income
      per share..    $0.15        $0.36        $0.35        $0.64        $1.50
                  ========     ========     ========     ========     ========

*Excludes the income effect of adopting SFAS 109 in May 1993 of $3,352 or $.18 per share.